OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

The Tetons Group, Inc.

1491 Walker Lane
Farmington, UT 84025

www.TheTetonsGroup.com

5000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 53,500 shares of common stock ($107,000)

Minimum 5,000 shares of common stock ($10,000)

Company	The Tetons Group, Inc.
Corporate Address	1491 Walker Lane, Farmington Utah, 84025
Description of Business	The Tetons Group, Inc., a Wyoming corporation for the two brands, Jackson Hole Television (K38LY-D) and Teton H2O.
Type of Security Offered	Shares
Purchase Price of Security Offered	$ 2.00
Minimum Investment Amount (per investor)	$200.00

Unit Price: $2.00 per Share☒When you invest you are betting the company's future value will exceed $1.1M.

Minimum Investment: $200 per investor(100 Shares).

If you invest, there are perks:

- **$200+** - The Shareholder Perks Package*.
- **$3,000+** - The Tetons Shareholder Perks Package**.

All perks occur after the offering is completed.

*** The Shareholder Perks Package. Invest $200+ and receive.**

- Company t-shirt to wear proudly as a shareholder.
- A video thanking you for the investment and listing you in the credits with all other investors at this level on our website and on Jackson Hole Television when the time is available.
- 35% off any advertising campaign both online and on the station, when available.

- 35% off on Teton H2O product purchases.
- 35% off on Jackson Hole apparel purchases when available.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive discounts on dining and lodging.

**** The Tetons Shareholder Perks Package. Invest $3,000+ and receive:**

- Same as The Shareholder Perks Package, but 50% of all the items listed.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive priority discounts on dining and lodging.

All perks occur after the offering is completed.

THE COMPANY WANTS TO REWARD THE SHAREHOLDERS THAT BELIEVES IN OUR GOALS AND MISSION.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business:

The Tetons Group, Inc., a Wyoming corporation for the two brands, Jackson Hole Television and Teton H2O. www.TheTetonsGroup.com

Jackson Hole Television:

Jackson Hole Television will broadcast on K38LY-D, a new Multi-Casting Digital TV license issued by the Federal Communication Commission ("FCC"). The FCC call letters designation K38LY-D is granted for use in Jackson, Wyoming. K38LY-D is a Digital Multi-Casting station allowing to use sub-channels 38.1, 38.3, 38.5, 38.8 to create multiple revenue streams for the station.

As the only local TV Station in this resort town, we will offer local news, dining, entertainment, sports, and weather and community issues. There will be a real focus on content that is representative of the active lifestyle in Jackson Hole, Teton County, Wyoming and surrounding communities. Teton H2O, mountain fresh hydration will be a branded part of these activities.

Sales, Supply Chain & Customer Base:

Market: Jackson Hole, Wyoming sits in the middle of a ring of spectacular mountain ranges bordered by Grand Teton and Yellowstone National Park. Jackson Hole is home to world-class skiing, hiking, golf, fly-fishing, exploring and much more. Jackson Hole's cultural menu is as diverse as its outdoor opportunities and offers outstanding music festivals, sporting events, old west celebrations, outdoor educational opportunities, superb dining options and a vibrant art scene. The primary customer base will be the 20,000+ residents in the communities of Teton County, Wyoming and visitors and world travelers to Jackson Hole.

Jackson Hole is the gateway to two of the most spectacular national parks in the country - Grand Teton and Yellowstone*. While these destinations typically see the greatest visitation during the summer months, the numbers show that the most dramatic visitation growth in the last two years was in the months of October, February, and May for Grand Teton and October, April, and May for Yellowstone. In 2016, visitation to Grand Teton National Park was 4,818,187 and Yellowstone National Park had 5,383,443 visitors*.

Competition: Jackson Hole Television (K38LY-D) is the only local TV station in Jackson Hole, Wyoming. The nearest station is 76 miles away in Idaho. Jackson Hole Television has the opportunity share our branded content, advertisers, and sponsors to all the visitors coming through the Jackson Hole market. Nearly 4 million*visitors pass through Jackson Hole each year on their way to Grand Teton and Yellowstone Nation Parks and winter visitors to the mountain resorts. This will allow travelers from all over the world to experience our content.

**Source: Jackson Hole Travel and Tourism Board Annual Report 2016*

K38LY-D is a Digital Multi-Casting station allowing to use sub-channels 38.1, 38.3, 38.5, 38.8 to create multiple revenue streams for the station. 38.1 would be Jackson Hole Television, 38.3 would be Jackson Hole Dining and Shopping, 38.5 Jackson Hole Real Estate and for 38.8 we are looking at content created elsewhere but useful to the residents and visitors of the Jackson Hole Market. Of course, 38.1 Jackson Hole Television will have content from the sub channels too.

Jackson Hole Television revenue will be generated by advertising and promotional sales. We will have 30 sec, 60 sec commercial spots, 30 min shows, paid infomercials, promotional packages and local events.

Sponsorship: This exclusive market offers some unique branding sponsorship opportunities. Jackson Hole Television provides unique access to the premier mountain resorts. Advertisers can showcase their brand on customized multi-platform sponsorship of one or all of the company events.

Example: Jackson Hole Television can offer “Official Sponsor" status including event activation, product placement, VIP & hospitality, co-branding, sampling and more. The Official Sponsorship package has already been offered on the clothing, eyewear and of course "Teton H2O is the Official Water of Jackson Hole Television" and will be promoted in everything we do. In addition, we will be actively pursuing other

sponsorship opportunities with airlines, automotive and consumer products related brands.

Jackson Hole Television Mobile App

iPhones, smartphones, and tablets can add to the big screen TV experience of Jackson Hole Television, with "second screen" app allowing users to search for news, watch fresh content and receive discounts in Jackson Hole, Wyoming and surrounding communities allowing us to stream information right after released and have TV everywhere you go. In addition, the mobile app will allow us to update users of event details, recommendations and important information in the community in real time.

A visit to Jackson Hole, Wyoming will be fun and will be affordable. Jackson Hole Television's mobile app will offer businesses an opportunity to connect directly with our users in a matter of minutes to promote specials and instant savings.

The Jackson Hole market and surrounding communities have many great hotels, restaurants, retail stores, rental properties and other businesses, all of which would appreciate a visit from our users. The Jackson Hole Television mobile app will simplify the efforts for users to get great deals by offering a wide variety of local discounts from dining, lodging, shopping and help to plan their adventure around Jackson Hole. The app will be easy to navigate and free to use and we are in talks with a software company about the details of our mobile app.

Get ready to experience Jackson Hole Television.

Teton H2O:

Teton H2O is canned and bottled water in Jackson Hole, Wyoming. In the beginning, we will be selling water in two can designs, the first is the standard design with the refreshing look of water and our "Teton H2O" logo. The second will be the "Limited Edition" can design with a photo of the Teton region. For the Limited Edition can, Teton H2O will hold a quarterly photo contest where the winner's photo will be placed on the can. A social media campaign will be used to promote the contest, encourage everyone to submit their photos online and share with friends to elevate the voting. The company will create a call to action within the campaign, driving online water sales. 5 percent (5%) of the limited edition can sales goes to the photographer and 10 present (10%) to a local non-profit Grand Teton Association.

The Limited Edition design, we expect will become a collectible as each quarter is a new picture, new artist and new social media campaign showing our appreciation and support of the Grand Teton Association.

We source our water locally in Jackson Hole, which we believe tastes great because it is from the Snake River Alluvial Aquifer, an EPA-rated Class 1 groundwater source created by snow and precipitation from the surrounding mountains.

Our expansion into the bottled water will begin in the spring of 2018 with our production plant in Teton Valley, Idaho. Teton Valley, Idaho, we believe is a great place to source great mountain fresh water because the water is a glacial run-off, filtered over 300-500 years by Teton Mountain granite and limestone. The Teton mountain range is perhaps one of the most pristine locations in North America.

By bottling at the source, pure and natural water in the Teton Valley, we can offer fresh, high-quality water in biodegradable bottles. Teton Valley, Idaho is located right at the base of Teton Pass, approximately 30 miles west of Jackson Hole, WY.

Sales, Supply Chain & Customer Base:

Market: Jackson Hole, Wyoming sits in the middle of a ring of spectacular mountain ranges bordered by Grand Teton and Yellowstone National Park. Jackson Hole is home to world-class skiing, hiking, golf, fly-fishing, exploring and much more. Jackson Hole's cultural menu is as diverse as its outdoor opportunities and offers outstanding music festivals, sporting events, old west celebrations, outdoor educational opportunities, superb dining options and a vibrant art scene.

At launch, Teton H2O will be available at restaurants, hotels and specialty retailers throughout Jackson Hole, WY and surrounding communities. Jackson Hole is the gateway for almost 4 million visitors to the Nation's oldest national parks*: Grand Teton and Yellowstone National Park and the winter visitors to the ski resorts.

Our team has identified a mobile production line that can produce 15 cans per minute of packaging and is compact and affordable. In Jackson Hole, we will have the television studio, store for Teton H2O and production line for cans.

For our bulk facility in Teton Valley, Idaho, Teton Valley economic development representative was excited to share the benefits of the community and I have been contacted by individuals in Teton Valley, Idaho that will help in our development of Teton H2O production facility in 2018. Talks have begun about distribution in Wyoming, Idaho, Utah, and California and the construction of our web store for online sales.

All retail outlets that carry Teton H2O will be listed on our website and promoted with commercials on Jackson Hole Television. This exposure on Jackson Hole Television will speak volumes with the retail outlets that support our products and drive sales to the retail aisle.

Online Sales: Our Teton H2O sales will be marketed on two levels. The first being local retail and the second on our website, TetonH2O.com. Selling our limited edition cans, standard cans and bottled water online can be an offshoot of the retail sales model with volume sales. Once someone has experienced our water, no matter where they live in the world, they can order online for a one time purchase or on our discounted subscription based delivery program shipped both weekly and monthly. The answer of defraying the expenditures on shipping are relatively simple: volume, discounted subscription programs and higher cost for initial purchases. The biggest benefit for

consumers is convenience. This program will be immensely helpful for senior citizens, parents who are short on time and consumers with disabilities for whom a shopping is a chore. Amazon and Walmart ships any and all water, allowing for the most explosive growth in 2018. As we grow to scale, Teton H2O will look at these shipping opportunities for worldwide distribution.

During the construction of our production facility in Teton County, Idaho, our sales team will actively pursue larger retail outlets and bulk distribution opportunities.

Competition:

Locally, Teton H2O is the only has two competitors in the market. A premium water product named Divinia, a purified processied water that bottled in glass and priced higher and local water delivery company that was known as the Culligan Water Franchise.

Liabilities and Litigation:

At this time there are no liabilities and no litigation against the company or corporation.

The team

Officers and directors

Rubin Rodriguez Jr.	President, CEO, & Director

Rubin Rodriguez Jr.
June 2017 to the present. Founder/ President/ CEO The Tetons Group, Inc. a Wyoming corporation for the two brands, Jackson Hole Television and Teton H2O products. | September 2015 - December 2016 Founder/ President and CEO of Smile for Survival, Inc. a Utah non-profit. The Smile for Survival, Life Beyond Cancer helps to raise public awareness and much-needed funds for cancer survivors and their families as they go through the journey of cancer recovery. | In 2012, I took three years off to fight stage four cancer. Never stopped thinking about Jackson Hole | January 2011 - June 2017 Independent marketing consultant. Created multiple marketing concepts for business. Created Teton H2O water products, Jackson Hole Television, Smile for Survival, Life Beyond Cancer. award-winning Gravity Sports Network, Mogoroo children's character show, and storybook, ShoutRout Influence Marketing app, Utah Shout Out, a local influence marketing program. Created and designed all the logos, marketing material, and websites used in all the business concepts. Consulted on several FCC license transactions and construction recommendations for new broadcasting facilities. | Nearly 30 years of radio and television broadcasting experience leading corporate acquisitions, marketing, planning and development of broadcast properties. Conceptualize and orchestrate marketing campaigns that effectively reinforce revenue, build TV brands and content development of sales-driving collateral. Proven ability to develop sales potential in new market areas. | I'm proud to say that I have designed three television networks and won national awards within the industry for

my work. | In simple words, I have done it all. I started as an intern, then an executive producer, a Talk Show host, video production, station manager, and then a station owner. I have built stations from scratch and have consulted other first time broadcasters to become TV Station Licensees approved by the Federal Communication Commission (FCC). | Thank you for your consideration.

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our Broadcasting license** One of the Company's most valuable assets is K38LY-D. The Federal Communication Commission (FCC) controls our activities with rules and regulations. The FCC has granted K38LY-D to start construction of the new broadcasting facility and license to begin broadcasting. Though we have never had an event where the FCC has canceled the operation of a license or the licensee, these are limited use permits granted by the FCC. In 2017, the FCC completed the rounds of the Spectrum Auction to the mobile industry. Channels 38 and above will be vacated in the next 18 months to the mobile industry. We anticipate having to move from Channel 38 to a lower channel. All efforts are being made to minimize the cost of the change which would require an FCC application for modification to a lower channel. The channels in Jackson, Wyoming are wide open and readily available for use. Because of FCC rules, we first have to build on channel 38 and then file for modification to a new channel.
- **Water Rights** Teton H2O has made all efforts to clear the way for the right to use the water in Jackson Hole, WY. and Teton County, Idaho. There has been no negative positions in either market and have many sources for water in both locations. Times and minds change, so there is a risk of those right being denied.
- **This is a brand-new company.** The company has no history, no clients, no revenues. If you are investing in this company, it's because you think that Jackson Hole Television and/or Teton H2O is a good idea, That we will be able to successfully market, produce and sell the Teton H2O products and sell advertising on Jackson Hole Television. That we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any products and we plan to market the products. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to expand our production line.** We estimate that we will require at least $500,000 to commence commercial bulk production of the Teton H2O. We believe that we will be able to finance the first compact and mobile production line of Teton H2O through the offering at $250,000 and sustain operations from orders online and net 30 to vendors. If we are unable to do so

we may need to raise money with crowdfunding, from bank loans, future sales of securities or some combination thereof.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company and you will only make money. if there is sufficient demand for the product, people think it's a better option than the competition then we will show results. Jackson Hole Television and Teton H2O has priced the products and services at a level that allows the company to make a profit and still attract business.
- **Economic Downturn** The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and environmental issues and technological difficulties and challenges. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.
- **Environmental Impact** The company has made all effort to limit the environmental impact of our broadcasting facilities and Teton H2O products. We will use bio-degradable bottles and recyclable cans. The risk to the environment is an ongoing concern in Jackson Hole and surrounding communities and unknown forces could attempt to limit our operation.
- **We face intense competition, and many of our competitors have substantially greater resources than we do** The bottled water competition in the major cities and intense. They have more resources and reach. They may be able to quickly adjust to consumer demands and devote greater resources to their marketing to gain market share. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.
- **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- **Limited Transferability and Liquidity.** Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.
- **Control by Majority Stockholders.** Our founder holds, and even if this offering is fully subscribed, shall continue to hold a substantial majority of our common

stock. Therefore, investors will not be able to control our management.

- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed an independent accountant. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **Risks of Borrowing.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition
- **Failure to complete the total funding.** The Company may fail to raise the goal of $1,000,000 to develop the Teton H2O bulk bottled water production line and staff. This is a real risk and if you can't afford to lose your investment, then do not invest.
- **Water does not sale.** The Company has done due diligence on the marketability of can water, bottled water, and the industry, but that does not mean the Company will be successful. If you are relying on that information to make an investment that is speculative, then don't invest.
- **Competiton from Cable and Internet** All television stations have experienced the impact the cable and the internet has on Television revenue and carriage. The Company has taken efforts to create a local TV Station that will have the community support and create a unique experience for the viewers in the market. If you do not believe that digital television has a place in the consumer's eyes, then please do not invest.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Rubin Rodriguez Jr, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 500,000

  Voting Rights of Securities Offered

  Common Stock

  The Company has amended the Articles of Incorporation to 10,000,000 shares of common stock. 9,500,000 shares in the treasury and 500,000 shares to Rubin Rodriguez Jr, The Company will issue 53,500 shares for this offering of $107,000.

The Company anticipates amending this offering to raise the maximum amount. 446,500 shares will be offered for the $893,000 balance for a total of 1,000,000 shares outstanding on a total raise of $1,000,000

Dividend Rights

Holders of our common stock are entitled to receive dividends if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future with the exception of the following:

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share rotatably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Common Stock, you will have voting rights of one share, one vote. As a shareholder, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-08-30.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed building office and studios space in Jackson Hole for the television station which we do not anticipate occurring until November 2017. Based on our forecast, with the liquidity of the offering amount of $107,000, we anticipate that we can operate the business for 6 months without revenue generation. If we update the offering to $1,000,000 it allows us to purchase production lines for the Teton H2O in Jackson Hole, WY and bulk bottling facility in Teton Valley, Idaho and we will last up to 24 months without revenue.

Financial Milestones

The Tetons Group, Inc. was started in June of 2017 and has not completed a fiscal year end or generated any revenue.

The founder has invested over $10,000 in the past years to develop Jackson Hole Television and Teton H2O. All of this investment was made independent of The Tetons Group, Inc. The investment included the expenses for broadcast engineering, FCC Fees, broadcasting attorney, coverage of expenses for the development of Jackson Hole Television and Teton H2O concepts, design and web development. These efforts have created a base business following on Twitter and Facebook keeping information fresh and current. The founder has never been paid for his work and time.

An important use of funds from the offering is to build, market and distribution of our content and products. With the proceeds of the offering, we will invest in marketing efforts to promote Jackson Hole Television brand and the individual shows driving viewers to the station.

Starting a new TV station has shown that advertising revenues are low during the initial start-up, and distribution to the key households will take time. We will be pre-selling the advertising packages, signing sponsorship packages and creating show formats for broadcasting on Jackson Hole Television. With the funding, we can focus on marketing and building in the community.

In addition, with the successful completion of the offering, we can build a compact

and mobile production line for Teton H2O can water in Jackson Hole, the bulk production line in Teton Valley, Idaho and start marketing the Teton H2O products.

We will continue to build our brands and grow the community awareness of our brands while generating sizeable net income losses as a result in the last quarter of 2017. We believe that Jackson Hole Television will generate positive net income beginning in April of 2018. These revenue projections are based on completing the offering.

The revenue projections on Teton H2O are based on completing the offering and full funding. The Company believes that the funds from this offering and the updated offering to $1,000,000 will enable it to fund full operations of Teton H2O through 2019, when, based on current assumptions, it expects Teton H2O to reach profitability.

Our projected revenue is approximate for the two brands.

- **2017 Revenue:**
  - Jackson Hole Television Sales $50,000.00
  - Teton H2O Sales $10,000.00
- **2018 Revenue:**
  - Jackson Hole Television Sales $360,000.00
  - Teton H2O Sales $450,000.00
- **2019 Revenue:**
  - Jackson Hole Television Sales $415,000.00
  - Teton H2O Sales $1,250,000.00
- **2020 Revenue:**
  - Jackson Hole Television Sales $450,000.00
  - Teton H2O Sales $1,850,000.00

Our business model involves critical steps to generate revenue:

- Good programming related to the market including featured programming.
- Weather, road and ski reports.
- Dining, real estate, and shopping locally guide, including Jackson Hole Apparel.
- Local morning show and current event show work within the community.
- Revenue generating subchannels.
- Commercial Video Production department that will work on large production needs of our client base.
- Official Sponsorship on Jackson Hole Television.
- Product awareness with promotions for Teton H2O
- Creating marketing material that will resonate with businesses in the community to buy advertising and promotional packages. Sell advertising both on the TV station and on our website to advertisers.
- Building the proper infrastructure required to broadcast the signal.
- Create a community connection with support for local non-profits and promote their efforts.
- Build a compact and mobile production line for Teton H2O Jackson Hole, the bulk production line in Teton Valley, Idaho

- Build distribution for Teton H2O to reach consumers locally in retail and bulk supply chains.
- Market Teton H2O with consumers and creating a call to action on social media for ordering our products online.
- Cross promotion of Jackson Hole Television and Teton H2O using our assets to maximize our marketing efforts.

The company is currently generating no income and requires the infusion of new capital to begin operation and sales. If the company is successful in this offering of the first $107,000, we will seek to continue to raise capital through the crowdfunding offering to complete the $1 million in total funds.

Liquidity and Capital Resources

Since its inception in June 2017, the Company has relied solely on the founder to pay expenses and has no other capital funding outside the StartEngine offering. The Founder will continue to support the Company till funding from this offering.

Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, continue to build our brand and grow the community awareness of our brand while generating sizeable net income losses as a result in the last quarter of 2017 and believes the company will generate positive net income beginning in April of 2018 on Jackson Hole Television.

The revenue projections on Teton H2O are based on completing the offering and full funding. The Company believes that the funds from this offering and the amended offering to $1,000,000 will enable it to fund full operations of Teton H2O through 2019, when, based on current assumptions, it expects Teton H2O to reach profitability.

The company is currently generating no income and requires the infusion of new capital to begin operation and sales. If the company is successful in this offering of the first $107,000, we will continue to raise capital through crowdfunding offerings to complete the $1 million in total funds.

Indebtedness

The Company currently has no indebtedness outside the funds provided by the founder and is listed on the balance sheet.

Recent offerings of securities

None

Valuation

$1,000,000.00

We have not undertaken any market appraisals or independent opinions on the company valuation. The price of the shares merely reflects the opinion of the Company as to what would be fair market value with the combination of the two businesses brands and sales potential. On the media brand at Jackson Hole Television and the FCC issued License of K38LY-D, the last FCC issued TV station license to sell in Jackson Hole, WY was over 10 years ago and sold for over $600,000.00 and was moved to the east coast. The station was not on the air and was part of the FCC relocation program for broadcasting. No new licenses will be issued by the FCC because of the move of the FCC to sell off the broadcasting spectrum to the mobile industry. IN 2017, the FCC completed the Spectrum Auction authorized by Congress and sold off billions of dollars of the spectrum to the mobile industry. The effects were thought to be dramatic for most broadcasters, but in the market like Jackson, Wyoming the effects are minimal because the spectrum is not congested as it is in other markets. Jackson Hole Television (K38LY-D) is the only FCC license opportunity left in the market. Resort TV stations have successfully integrated into to the resort community in other states. Great examples are TV8Vail.com in Vail, Colorado, and Park City Television at ParkCity.TV in Park City, Utah. Before the economic crash of 2008, Sun Valley Television sold for over 1.5 million to Plum TV. Consequently, Plum TV filed for bankruptcy and the FCC license was forfeited back the FCC. On the Teton H2O products, we looked at the potential sales ability with all the marketing, promotions, and events associated with Jackson Hole Television as the official water sponsorship and its ability to drive sales of Teton H2O locally. Once funding is complete and production begins on bulk bottled water, the company feels the value will dramatically increase the value of The Tetons Groups and it's shareholders. The value of Teton H2O is speculative with little sales comparable to base a valuation. We looked at the potential of local sales, growth to scale opportunity and the growth of the water industry to base our conservative opinion.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	**$10,000**	**$107,000**
Less: Offering Expenses		
StartEngine Fees	$600	$6,420
StartEngine Marketing	$4,000	$4,000
Net Proceeds:	**$5,400**	**$96,580**
Jackson Hole Television Staff	$2,000	$20,000
Teton H2O Staff	$1,000	$12,000
Working Capital	$1,500	$32,830
The Tetons Group Expense	$400	$1,600
Transportation		$5,000
Jackson Hole Television Equipment		$25,000
Teton H2O Equipment		
FCC license expense/ fees	$150	$150
Total Use of Net Proceeds	**$10,000**	**$107,000**

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 and up to $107,000.00 in this first stage offering and updating to complete the total $1,000,000.00 offering through Regulation Crowdfunding. If we manage to raise $107,000 we will update the offering and start marketing to raise the balance of $893,000 for the company.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $10,000 if we raise the maximum offering amount we will pay Start Engine $6,420. In addition, we will pay StartEngine a marketing fee of $4,000 to update the campaign and the offering for the total of $1,000.000.00 offering.

If we hit the minimum target offering of $10,000 the use of funds is:

- StartEngine Fees (6% total fee) $600.
- StartEngine Marketing $4,000 for updates to the campaign.
- Pay the Jackson Hole Staff $2,000 to start selling advertising packages and commercial spots to clients and promoting the individual show concepts and our brand, Jackson Hole Television. This includes advertising through social media (eg: Facebook and Twitter).
- Pay the Teton H2O Staff $1,000 to start the photo contest for the first limited Edition Teton H2O can.
- Working Capital of $1,500 to cover the administrative expense of selling advertising time programs and commercial spots to advertisers.
- The Tetons Group expenses of $400 like mobile phones and gas for transportation.
- Pay the FCC Fee for K38LY-D Jackson Hole Television of $150.

If we hit the target offering of $107,000 the use of funds is:

- StartEngine Fees (6% total fee) $6,420.
- StartEngine Marketing $4,000 for updates to the campaign.
- Pay the Jackson Hole Staff $20,000 to start selling advertising packages and commercial spots to clients and promoting the individual show concepts and our brand, Jackson Hole Television. This includes advertising through social media (eg: Facebook and Twitter). Staffing expense will be lower at start up to conserve funds while we campaign to raise the balance of the offering to complete the $1,000,000 raise.
- Pay the Teton H2O Staff $12,000 to start the photo contest for the first limited Edition Teton H2O can. In addition, the staff will start prospecting for retail

locations for Teton H2O in the local market.

- Working Capital of $32,830 to cover the administrative expense of selling advertising time programs and commercial spots to advertisers. In addition, we intend to invest in highly targeted advertising on social media to connect with businesses in our community and update our websites.
- The Tetons Group expenses of $1,600 like mobile phones and gas for transportation and office supplies.
- Transportation cost of $5,000.
- Jackson Hole Television Equipment cost of $25,000. All efforts will be made to limit the equipment cost for Jackson Hole Television, including using high quality used equipment when available.
- Pay the FCC Fee for K38LY-D Jackson Hole Television of $150.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $107,000 that we project we will need in 2017 to build Jackson Hole Television office and studio, equipment, and Teton H2O marketing with retailers.

If we manage to raise our target amount for this offering of $107,000, we believe the amount will last up to 6 months without revenue and if updated, the offering of $1,000,000 will allow us to purchase bulk production line for the new bottling facility in Teton Valley, Idaho and we will last up to 24 months without revenue.

We will continue with our offering updates to raise the balance of the offering to reach our goal of $1,000,000. The funds will be used to build on our successful marketing efforts Jackson Hole Television and start construction on our production line for Teton H2O.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that would include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; or any use of cash that is for the purposes of repaying inter-company or related party debt except as set forth in the following sentence. The Company may incur Irregular Use of Proceeds over $10,000 for travel & entertainment costs associated with business development, content acquisition efforts, and promotions, and for the repayment of debt to related parties to the extent, such debt was incurred for marketing costs associated with this capital raise.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.TheTetonsGroup.com in the page labeled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Tetons Group, Inc.

[See attached]

I, Rubin Rodriguez Jr, the President, CEO and Director of The Tetons Group, Inc., hereby certify that the financial statements of The Tetons Group, Inc. and notes thereto for the period ending August 30, 2017, included in this Form C offering statement are true and complete in all material respects. The Tetons Group, Inc. was organized June 26, 2017, and has not had income or revenue and has not had a fiscal year to file tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th day of August 2017.

Rubin Rodriguez Jr.
President, CEO and Director
The Tetons Group, Inc.

8-30-2017
August 30, 2017

THE TETONS GROUP, INC.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
8/30/2017

THE TETONS GROUP, INC.
Index to Financial Statement
(unaudited)

THE TETONS GROUP, INC.
BALANCE SHEET
AS OF 8/30/2017
(unaudited)

	2017	
Cash	100	
Prepaid expenses		-
Current assets	100	
Total Assets	100	
Accounts payable and accrued liabilities		-
Current liabilities		100
Convertible notes payable		-
Accrued interest payable		-
Long term liabilities	-	
Total liabilities		100
Common stock		100
Total shareholders' equity		100
Total liabilities and shareholder equity		100

THE TETONS GROUP, INC.
Income Statement
Ending August 30, 2017
(unaudited)

Operating Income	
Gross Sales	$ 0
Capital Contributions	$ 100
Net Operating Profit	$ 0
Operating Expense	
Total Operating Expense	$ 0
Net Income	$ 0

THE TETONS GROUP, INC.
Statement of Cash Flow
Ending August 30, 2017
(unaudited)

Net Income (Loss) for the Period	$ 0
Cash Flow From Operating Activities	
Change in Accounts Receivable	$ 0
Cash Flow From Financing Activities	
Change in Contributed Capital	$100
Net Cash Flow From Operating and Financing Activates	$100
Cash at Beginning of Period	$ 0
Net Increase (Decrease) In Cash	$ 0
Cash at End of Period	$ 100

Statement of Member Equity

	Common Stock Shares	Amount	Paid in Capital
Inception	0	$0	$0
Issuance of founders Stock	500,000		$0
Contributed Capital			$100
Net Income (Loss)	0	0	$0
August 30, 2017	500,000	0	$100

THE TETONS GROUP, INC.
Notes to Financial Statements
(unaudited)
August 30, 2017

1) Organization and Nature of Activities – The Tetons Group, Inc. ("the Company") is a Wyoming corporation organized under the laws of the State of Wyoming.

The Tetons Group, Inc., a Wyoming corporation for the two brands, Jackson Hole Television (K38LY-D) and Teton H2O.

2) Organized June 26, 2017, and has not had income or revenue.

NOTE 1 – NATURE OF OPERATIONS

The Tetons Group, Inc. was formed on June 26, 2017 ("Inception") in the State of Wyoming. The balance sheet of The Tetons Group, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are currently located in Farmington, Utah.

The Tetons Group, Inc., a Wyoming corporation for the two brands, Jackson Hole Television (K38LY-D) and Teton H2O. www.TheTetonsGroup.com

Jackson Hole Television will broadcast on K38LY-D, a new Multi-Casting Digital TV license issued by the Federal Communication Commission (FCC). The FCC call letters designation K38LY-D is granted for use in Jackson, Wyoming. K38LY-D is a Digital Multi-Casting station allowing to use subchannels 38.1, 38.3, 38.5, 38.8 to create multiple revenue streams for the station.

As the only local TV Station in this resort town, we will offer local news, dining, entertainment, sports, and weather and community issues. There will be a real focus on content that is representative of the active lifestyle in Jackson Hole, Teton County, Wyoming and surrounding communities. Teton H2O, mountain fresh hydration will be a branded part of these activities.

Jackson Hole Television revenue will be generated by advertising and promotional sales. We will have 30 sec, 60 sec commercial spots, 30 min shows, paid infomercials and promotional packages and local events.

Teton H2O:

Teton H2O is canned and bottled water in Jackson Hole, Wyoming. In the beginning, we will be selling water in two can designs, the first is the standard design with the refreshing look of water and our "Teton H2O" logo. The second will be the "Limited Edition" can design with a photo of the Teton region. For the Limited Edition can, Teton H2O will hold a quarterly photo contest where the winner's photo will be placed on the can. A social media campaign will be used to promote the contest, encourage everyone to submit their photos online and share with friends to elevate the voting. The company will create a call to action within the campaign, driving online water sales. 5 percent (5%) of the limited edition can sales goes to the photographer and 10 present (10%) to a local non-profit Grand Teton Association.

We source our water locally in Jackson Hole, which we believe tastes great because it is from the Snake River Alluvial Aquifer, an EPA-rated Class 1 groundwater source created by snow and precipitation from the surrounding mountains.

Our expansion into the bottled water will begin in the spring of 2018 with our production plant in Teton Valley, Idaho. Teton Valley, Idaho, we believe is a great place to source great mountain

fresh water because the water is a glacial run-off, filtered over 300-500 years by Teton Mountain granite and limestone before it surfaces at a spring. We believe it truly is the finest water. The Teton mountain range is perhaps one of the most pristine locations in North America.

At launch, Teton H2O will be available at restaurants, hotels and specialty retailers throughout Jackson Hole, WY and surrounding communities. Jackson Hole is the gateway for almost 4 million visitors to the Nation's oldest national parks: Grand Teton and Yellowstone National Park and the winter visitors to the ski resorts.

Online Sales: Our Teton H2O sales will be marketed on two levels. The first being local retail and the second on our website, TetonH2O.com. Selling our limited edition cans, standard cans and bottled water online can be an offshoot of the retail sales model with volume sales. Once someone has experienced our water, no matter where they live in the world, they can order online for a one-time purchase or on our discounted subscription-based delivery program shipped both weekly and monthly. The answer of defraying the expenditures on shipping are relatively simple: volume, discounted subscription programs and higher cost for initial purchases. The biggest benefit for consumers is convenience. This program will be immensely helpful for senior citizens, parents who are short on time and consumers with disabilities for whom a shopping is a chore. Amazon and Walmart ships any and all water, allowing for the most explosive growth in 2018. As we grow to scale, Teton H2O will look at these shipping opportunities for worldwide distribution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on

market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short-term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal government policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

1. Our Broadcasting license. One of the Company's most valuable assets is K38LY-D. The Federal Communication Commission (FCC) controls our activities with rules and regulations. The FCC has granted K38LY-D to start construction of the new broadcasting facility and license to begin broadcasting. Though we have never had an event where the FCC has canceled the operation of a license or the licensee, these are limited use permits granted by the FCC.

   In 2017, the FCC completed the rounds of the Spectrum Auction to the mobile industry. Channels 38 and above will be vacated in the next 18 months to the mobile industry. We anticipate having to move from Channel 38 to a lower channel. All efforts are being made to minimize the cost of the change which would require an FCC application for modification to a lower channel. The channels in Jackson, Wyoming are wide open and readily available for use. Because of FCC rules, we first have to build on channel 38 and then file for modification to a new channel.

2. Water Rights. Teton H2O has made all efforts to clear the way for the right to use the water in Jackson Hole, WY. and Teton County, Idaho. There has been no negative positions in either market and have many sources for water in both locations. Times and minds change, so there is a risk of those right being denied.

3. Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to expand our production line. We estimate that we will require at least $500,000 to commence commercial bulk production of the Teton H2O. We believe that we will be able to finance the first compact and mobile production line of Teton H2O through the offering at $250,000 and sustain operations from orders online and net 30 to vendors. If we are unable to do so we may need to raise money with crowdfunding, from bank loans, future sales of securities or some combination thereof.

4. This is a brand-new company. The company has no history, no clients, no revenues. If you are investing in this company, it's because you think that Jackson Hole Television and/or Teton H2O is a good idea, That we will be able to successfully market, produce and sell the Teton H2O products and sell advertising on Jackson Hole Television. That we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any products and we plan to market the products. Further, we have never turned a profit and there is no assurance that we will ever be profitable

5. Our business projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that the company and you will only make money. If there is sufficient demand for the product, people think it's a better option than the competition then we will show results. Jackson Hole Television and Teton H2O has priced the products and services at a level that allows the company to make a profit and still attract business.

6. Economic Downturn. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and environmental issues and technological difficulties and challenges. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

7. Environmental Impact. The company has made all effort to limit the environmental impact of our broadcasting facilities and Teton H2O products. We will use bio-degradable bottles and recyclable cans. The risk to the environment is an ongoing concern in Jackson Hole and surrounding communities and unknown forces could attempt to limit our operation.

8. We face intense competition, and many of our competitors have substantially greater resources than we do. The bottled water competition in the major cities and intense. They

have more resources and reach. They may be able to quickly adjust to consumer demands and devote greater resources to their marketing to gain market share. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

9. Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

10. Water does not sell. The Company has done due diligence on the marketability of can water, bottled water, and the industry, but that does not mean the Company will be successful. If you are relying on that information to make an investment that is speculative.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling advertising and promotions on Jackson Hole Television and Teton H2O water products when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority

based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

The Tetons Group is pending **StartEngine Approval.**



0

Investors

$0.00

Raised of $10K - $107K goal

The Tetons Group

Resort TV station & H2O Product Company

Small OPO | Farmington, UT | Media | US Investors Only

Overview | Team | Terms | Updates | Comments | Share

Invest in The Tetons Group with Two Brands

Media to Promote, Water to Grow

Own a Share of a Resort TV Station and H2O Product Company.

The Tetons Group is offering equity shares in the company to those that understand our **passion**, believe in our products and services and see our **vision for growth**.

The Tetons Group Equity Offering.

Offering: Up to $107,000 - 53,500 Shares.

$200 Minimum Investment | Share Price: $2.00 per share

If you invest you shall receive:
$200+ - The Shareholder Perks Package*.
$3,000+ - The Tetons Shareholder Perks Package**.

See the list of perks below in the Investment section.

Thank you for your investment consideration.

THE TETONS GROUP
JACKSON HOLE, WY.

The Tetons Group, Inc., a Wyoming corporation that owns two brands, Jackson Hole Television and Teton H2O.

TheTetonsGroup.com

Mission Statement

Our passion is Jackson Hole. Our vision is to share our content and great tasting products with visitors to our community. To give the world access to order online a clean, refreshing and great tasting water that exemplifies the natural environment of the Grand Teton region. Committed to giving back to the community with support to associations important in our community.


Tour Jackson Hole

Town of Jackson Hole, WY. Tour

Jackson Hole is where settlers and pioneers went to discover new adventures and rediscover their inner spirit. With so much activity and variety right outside of our doorsteps and easy day trips into both Yellowstone and Grand Teton National Parks, much the same can be said for today's traveler.

Source: Jackson Hole Chamber of Commerce

The Tetons Group Founder

*"With **Jackson Hole Television** in the planning stage, I told my wife that this will be my legacy TV station, one that captures my **nearly 30 years of experience** as an independent broadcaster. In order to have a company that can **grow revenue beyond a resort TV station**, I added a product to The Tetons Group that would be representative of the Jackson Hole, Wyoming market, its active lifestyle and reach **all the demographics of the world visitors** to Jackson Hole, Wyoming and the Teton region. A product that would be branded on all of the Jackson Hole Television's events, sales materials and videos. **Teton H2O, mountain fresh hydration fits that niche"**.*

***"Everybody drinks water!"** says Company Founder Rubin Rodriguez Jr.*

*"Before we begin to talk about the investment in The Tetons Group, please watch the promotional video produced by Realty Group of Jackson Hole titled "**Town of Jackson Hole, WY Tour**" and you too will fall in love with this resort town like I did. The video is well produced and covers the key points in the community. **Hit the Play button** on the video and get to know Jackson Hole!"*

Two Brands That Work Together

One Company, Multiple Revenue Streams

Why Two Brands?

This is a resort market. The Jackson Hole region offers a unique opportunity both to build a resort TV station and to create synergistic energy between the resort TV station and a distinctive great tasting drinking water. As the only TV station in this resort market with visitors worldwide, the amount of and frequency of visitors to the Teton region presents a unique opportunity for advertising and product sales. **The visitation by the month section from the Jackson Hole Travel and Tourism Board Annual Report 2016** (listed below), illustrates a great opportunity to create advertising and promotional campaigns in the market with greater reach than what we would see in a medium size DMA with multiple TV stations to choose from.

The drinking water is a local product, consumed daily and because of its taste and labeling, constantly reminds the consumer of the excellence of the Jackson Hole and the Teton Region and the pure delight of mountain fresh water, offering **a local choice when considering their drinking water purchases**. Once purchased, Teton H2O can be taken home as a collectible or consumed. And due to the dual attractiveness of the taste and the source, consumers can continue to buy online from everywhere in the world. A


MEDIA TO PROMOTE
WATER TO GROW
THE TETONS GROUP
JACKSON HOLE, WY.

Which is Primary and Secondary?

Jackson Hole Television will be the primary in the start-up months to get it broadcasting and generating revenue as quickly as possible. The resort TV station will grow revenue in the beginning as a startup and then level off with a yearly increase of revenue rate based on the economy. On occasion, there will be a spike in revenue based on the success of events and promotions.

In 2018, Teton H2O will become the primary to increase production and sales both online and in retail. Teton H2O allow the company to grow at scale and see an opportunity to increase revenue for The Tetons Group.

drinking water product is simple and straightforward and is required by all demographics.

Together, Jackson Hole Television and Teton H2O will **cross-promote each other at no additional cost and enjoy exclusivity in their category in the market.** Jackson Hole Television will be on all Teton H2O product packaging and Teton H2O will be promoted on Jackson Hole Television marketing materials, events, promotions, social media, website, and broadcasting in the Teton region.

The concept of a can water production line in Jackson Hole and a micro water bottling plant in Teton Valley unique to the drinking water sources creates a story for consumers to connect with The Tetons Group.

Resort TV Station

Jackson Hole Television (K38LY-D)

Jackson Hole Television will broadcast on K38LY-D, a new Multi-Casting Digital TV license issued by the Federal Communications Commission ("FCC"). The FCC call letters designation K38LY-D is granted for use in Jackson, Wyoming.

As the only local TV station in this resort town, we will offer local and regional community news, dining, entertainment, sports, and weather. There will be a real focus on content that is representative of the active lifestyle in Jackson Hole, Teton County, Wyoming and surrounding communities. Teton H2O, mountain fresh hydration will be a branded part of these activities.

Our basic revenue comes from **advertising and sponsorship** on Jackson Hole Television programming, but we will create additional revenue opportunities by engaging in events, promotions, discount gift certificates, and sales of blocked airtime in the infomercial format and brand positioning on **our mobile app, social media, and website**.

JacksonHoleTelevision.com



Town of Jackson, Wyoming

Jackson Hole Market

Jackson Hole, Wyoming sits in the middle of a ring of spectacular mountain ranges bordered by Grand Teton and Yellowstone National Park. Jackson Hole is home to **world-class skiing, hiking, golf, fly-fishing,** exploring and much more. Jackson Hole's cultural menu is as diverse as its outdoor opportunities and offers outstanding music festivals, sporting events, old west celebrations, outdoor educational opportunities, **superb dining options and a vibrant art scene.**



Terrain Park | Snow King Mountain | Jackson Hole, WY.

Competition | Multi-Casting

We are flipping excited! As the only local television station, Jackson Hole Television has the opportunity to share our branded content, advertisers and sponsors to the visitors coming through the Jackson Hole market. Nearly 4 million* visitors pass through Jackson Hole each year on their way to Grand Teton and Yellowstone Nation Parks and winter visitors to the mountain resorts. This will allow travelers from all over the world to experience our content.

K38LY-D is a Digital Multi-Casting station allowing **38.1 to be Jackson Hole Television, 38.3 would be Jackson Hole Dining and Shopping, 38.5 Jackson Hole Real Estate** and for 38.8 we are looking at content created elsewhere but useful to the residents and visitors of the Jackson Hole Market. Of course, 38.1 **Jackson Hole Television will have content from the sub-channels too.**

*Source: Jackson Hole Travel and Tourism Board Annual Report 2016



Rendezvous | Jackson Hole Resort | Jackson Hole, WY.

Sponsorship

This exclusive market offers some unique branding sponsorship opportunities. Jackson Hole Television provides unique access to the premier mountain resorts. Advertisers can showcase their brand on customized multi-platform sponsorship of one or all of the company events.

Example: Jackson Hole Television can offer "**Official Sponsor"** status including event activation, product placement, VIP & hospitality, co-branding, sampling and more. The Official Sponsorship package has already been offered on the clothing, eyewear and of course "**Teton H2O is the Official Water of Jackson Hole Television**" and will be promoted in everything we do. In addition, we will be actively pursuing other sponsorship opportunities with airlines, automotive and consumer products related brands.

Our Wolf Pack

Our Show Hosts, Our Sales Staff, Our Team

We currently have only three team members. Additional show hosts and sales staff will be brought on board as we build funding. Our show hosts and sales staff, we call the "**Wolf Pack**". They will have multiple duties as they will always be selling. **Our staff is our brand ambassadors of The Tetons Group and the brands Jackson Hole Television, and Teton H2O.** Every meeting and sales call will have a priority of understanding the needs of the business. Using that information to create a custom promotional campaign for each client, talking about the value of multiple platforms, the business benefits of our promotions and **building relationships with the client and the community.** These opportunities will allow us to share Jackson Hole Television and Teton H2O products with every sales presentation.



COMPELLING, CAPTIVATING ACTION SPORTS

Jackson Hole Television Content

GRAVITY SPORTS NETWORK[SM]



Advanced Television Broadcasting Alliance
2015 ATBA Media Awards
Best Television Mixed Media Campaign
Sneak Peak Gravity Sports Network
K38LY-D Farmington, Utah
NAB ATBA Day
April 13, 2015



GRAVITY
SPORTS NETWORK

In 2014, Rubin Rodriguez Jr. created the Gravity Sports Network for Jackson Hole Television. Gravity Sports Network is **curated content in action sports from around the world** that would carve out a market niche. Action sports was just getting mainstream and good content was limited, but then branded content came on strong with product companies. Mr. Rodriguez Jr. circulated the content within the broadcasting community and many station owners were ready to sign on as affiliates. As he looked for funding for the network, the music rights cost on the network level made the plan cost prohibitive. Times have changed, fair use is the norm and now we can get a blanket music rights license for the station for under $2,000 per year.

In 2015, at the National Association of Broadcasters (NAB) Convention in Las Vegas, Nevada, Gravity Sports Network was awarded **"Best Television Mixed Media Campaign"** from the Advanced Television Broadcasting Alliance.

We will bring Gravity Sports Network into The Tetons Group and add **action sports content to Jackson Hole Television daily broadcasting** schedule.

Think MTV meets Action Sports.
Visit Gravity Sports Network to
Watch the "Sneak Peak Gravity Sports Network"
GravitySportsNetwork.com

Mobile in Real Time

Jackson Hole Television App

Everyone has an app! Maybe, but our app is an opportunity to help residents and visitors to Jackson Hole, Wyoming and surrounding communities, also known as the Teton region with up-to-date information and discounts to local merchants.

iPhones, smartphones, and tablets can add to the big screen TV experience of Jackson Hole Television, with **our app allowing users to search for news, watch fresh content and receive discounts in the Teton region.**




DISCOUNT

Once they have the app, a visit to the Teton region will be fun and affordable. Jackson Hole Television's mobile app will offer businesses an opportunity to **connect directly with our users in a matter of minutes to promote specials and instant savings.**

The Teton region has many great hotels, restaurants, retail stores, rental properties and other businesses, all of which would appreciate a visit from our users. We will simplify the efforts for users to get deals by offering a wide variety of **local discounts** from dining, lodging, shopping and help to plan their adventures around the Teton region. The app will be easy to navigate and free to use and we are in talks with a software company about the details of our mobile app.

Mountain Fresh Hydration

Teton H2O | Jackson Hole, WY

TETON H2O

MOUNTAIN FRESH HYDRATION

JACKSON HOLE, WY.

We source our can water locally in Jackson Hole, which we believe tastes great because it is from the **Snake River Alluvial Aquifer**, an EPA-rated Class 1 groundwater source created by snow and precipitation from the surrounding mountains.

In the beginning of Teton H2O, we will be selling water in two can designs. The first is the standard design with the refreshing look of water and our “Teton H2O” logo. The second will be the “**Limited Edition**” design with a photo of the Teton Region. For the Limited Edition can, Teton H2O will hold a **quarterly photo contest** where the winner’s photo will be placed on the can. A social media campaign will be used to promote the contest, encourage everyone to submit their photos online and share with friends to elevate the voting. The company will create a call to action within the campaign, **driving online Teton H2O sales**. With our website, customers will have the chance to order anywhere in the world and have it **delivered directly to their home or office.**

The Limited Edition design, we expect will become **a collectible** as each quarter is a new picture, new artist, new non-profit and new social media campaign showing our **appreciation and support of the local communities non-profits.**

TetonH2O.com


Standard Can Design
TETON H2O
12 FL Oz. (350 ML)
Limited Edition
Limited Edition
TETON H2O
MOUNTAIN FRESH HYDRATION
JACKSON HOLE, WY.
WATER
12 Floz (350ML)

The Grand Teton Association will be the first non-profit to receive 10 percent (10%) of the first limited edition can sales.

GrandTetonPark.org

80 GRAND TETON ASSOCIATION

80 YEARS OF SERVICE • 1937-2017

Lasting Impressions

At launch, Teton H2O will be available at restaurants, hotels and specialty retailers throughout Jackson Hole, WY and surrounding communities. Jackson Hole is the gateway for almost **4 million visitors to the Nation's oldest national parks*: Grand Teton and Yellowstone National Park and the winter visitors to the ski resorts**, making it a great place to get the most exposure for Teton H2O products. Visitors to the Teton region will identify with this local product giving us an **elevated opportunity to sell Teton H2O products**. All retail outlets that carry Teton H2O will be listed on our website and promoted with commercials on Jackson Hole Television. This exposure on Jackson Hole Television will speak volumes with the retail outlets that support our products and **drive sales to the retail aisle**.

*Source: Jackson Hole Travel and Tourism Board Annual Report 2016

Jackson Hole Can Production Line

Our team has identified a mobile production line that is compact and affordable. Designed specifically for a start-up environment where time and space are limited. **Fully automated and completely portable**, making it easy to move to a local event or location. Don't be fooled by its space-saving frame, this workhorse can achieve production rates of up to 15 cans per minute. This production line will be located at our Jackson Hole offices.



CRAFTCAN ™ 15 SYSTEM | A.B.E.

A Product with Potential


JACKSON HOLE, WY.
TETON H2O

Our expansion into the bottled water will begin in the spring of 2018 with our production plant in Teton Valley, Idaho.

Teton Valley, Idaho has a regional relationship with Jackson Hole, WY. We call it **the Teton Region** as the umbrella, with each side of the Tetons being part of that whole market.

Teton Valley, Idaho, we believe is a great place to source mountain fresh water for our bottled water line because the **water is a glacial run-off**, filtered over **300-500 years by Teton Mountain granite and limestone**. The Teton mountain range is perhaps one of the most pristine locations in North America.

By bottling at the source, pure and natural water in the Teton Valley, we can offer **fresh, high-quality water in biodegradable bottles**. Teton Valley, Idaho is located right at the base of Teton Pass, approximately 30 miles west of Jackson Hole, WY.

TetonH2O.com

Teton Valley, Idaho

For our bulk bottled water facility in Teton Valley, Idaho, the **Teton Regional Economic Coalition** representative was excited to share the benefits of the community on the west side of the Tetons. The community has a genuine western hospitality and a laid-back atmosphere in this spectacular mountain valley. Teton Valley runs for 30 miles north-south between the Teton Range to the east and the Big Hole Mountains to the west and encompasses the cities of Victor, Driggs and Tetonia, Idaho, and Alta Wyoming. **Jackson Hole is a 30-minute drive and Yellowstone National Park is under 90 minutes***. We have been contacted by individuals in Teton Valley, Idaho that will help in our development of Teton H2O products and production facility in 2018.

*Source: Teton Regional Economic Coalition



Teton Regional Economic Coalition | Teton Valley, Idaho


TETON H2O
Limited Edition
TETON H2O
MOUNTAIN FRESH HYDRATION
JACKSON HOLE, WY.
WATER
12 Floz (350ML)
12 FL OZ. (350 ML)



Online Sales

Our Teton H2O sales will be generated by two sales distribution channels. The first being local retail and the second being on our website, **TetonH2O.com**.

Selling our limited edition cans, standard cans and bottled water online will **allow us to build to scale with volume sales**. Once someone has experienced our water, no matter where they live in the world, they can order online for a one-time purchase or on our **discounted subscription-based delivery program shipped both weekly and monthly.**

The answer of defraying the expenditures on shipping is relatively simple: volume sales, subscription-based delivery program and higher cost for a one-time purchase. **The biggest benefit for consumers in the subscription-based delivery program is convenience.**

Amazon and Walmart ships all water categories, allowing for greater distribution opportunities. As we grow to scale, Teton H2O will look at these shipping opportunities for **worldwide distribution**.

America's Thirst for Bottled Water

Bottled Water: By the Numbers


#1 BOTTLED WATER: By the Numbers
Since March 9, 2017, the news has been official. IBWA and the Beverage Marketing Corporation (BMC) issued press releases on that day announcing that bottled water has outpaced carbonated soft drinks to become the largest beverage category, by volume, in America. That means bottled water is now the Nation's favorite packaged beverage. Here's how the numbers stack up.
BOTTLED WATER SOLD IN THE U.S.
(BILLION GALLONS)
12.8B
Source: Beverage Marketing Corporation (2017)
2016 VOLUME SHARE OF STOMACH
BY U.S. BEVERAGE SEGMENT (BILLIONS OF GALLONS)
Tap/Others 11.3%
Value-Added Water 0.9%
Energy Drinks 1.1%
Wine/Spirits 2.2%
Sports Beverages 2.5%
Fruit Beverages 4.9%
Tea 6.0%
Milk 9.1%
Coffee 11.0%
Beer 10.3%
Bottled Water 20.6%
Carbonated Soft Drinks 20.1%
PROJECTED WATER & CSD GROWTH
(MILLIONS OF GALLONS)
Premium Retail PET Waters
P: Preliminary p: Projected
Source: Beverage Marketing Corporation (2017)
BOTTLED WATER IS #1FORaREASON
At home, work, or on-the-go, bottled water's convenient packaging options help people stay hydrated.
Bottled water is the consumer's convenience drink of choice. According to a Harris Poll, 86 percent of peopled polled purchase bottled water.
Bottled water is a very small water user—accounting for just 0.011 percent of all the water used in the United States. (Biggest users are thermoelectric power at 45 percent and irrigation at 32 percent.)
Bottled water products have a proven safety record.
Consumers know that bottled water is the reliable, convenient, healthy choice.
Consumers like bottled water because its containers are 100 percent recyclable.
Environmental stewardship has always been an important part of the bottled water business, and consumers are continuing to learn about and be impressed by those efforts. For more information, visit bottledwater.org.
28 BWR WWW.BOTTLEDWATER.ORG

Since March 9, 2017, the news has been official. IBWA and the Beverage Marketing Corporation (BMC) issued press releases on that day announcing that **bottled water has outpaced carbonated soft drinks to become the largest beverage category, by volume, in America.** That means bottled water is now the Nation's favorite packaged beverage.

Bottled Water is #1 for a Reason.

- At home, work or on the go, bottled water's convenient packaging options help people stay hydrated.
- Bottled water is the consumer's convenience drink of choice. According to a Harris Poll, 86 percent polled purchase bottled water.
- Bottled water is a very small water user- accounting for just 0.011 percent of all the water used in the United States. (Biggest users are thermoelectric power at 45 percent and irrigation at 32 percent.)
- Bottled water products have a proven safety record.
- Consumers know that bottled water is a reliable, convenient, healthy choice.
- Consumers like bottled water because its containers are 100% recyclable and in some cases bio-degradable.
- Environmental stewardship has always been an

important part of the bottled water business, and consumers are continuing to learn about and be impressed by those efforts.

Source: bottledwater.org

The Bottled Water Indusrty.


Per capita consumption
2016
60 gallons
50
40
30
20
10
0
2006
'08
'10
'12
'14
'16
Water
39.3
Soda
38.5
Bottled water sold in the U.S.
14 billion gallons
12.8B
12
10
8
6
4
2
0
Share of U.S. retail sales
Nestlé
23.1%
Top brands:
Nestlé Pure Life
Poland Spring
Coca-Cola
18.1%
Dasani
Glacéau
smartwater
PepsiCo
7.5%
Aquafina
LIFEWTR
All others
51.3%

Source: bottledwater.org

Significant Market Finding


America's growing thirst
Bottled water consumption over the last three decades, per person
5 gallons
11 gallons
21 gallons
22.1 gallons
39.3 gallons
40
35
30
25
20
15
10
5
0
1986
1996
2006
2013
2016
Source: Beverage Digest

Americans now officially drink more bottled water than soda. It's a shift that decades ago might have seemed unthinkable—that consumers would buy a packaged version of something they could get free from a tap. But bottled-water sales have been growing in the U.S. ever since the arrival of Perrier in the 1970s. The gains accelerated in recent years amid concerns about the health effects of sugary drinks and the safety of public water supplies. As a result, per capita consumption exceeded 39 gallons in 2016,

Looking forward, Beverage Marketing expects bottled water to continue building on its already monumental history of enlargement and putting still more distance between itself and the beverage category it surpassed.

The evolution of innovative and economical equipment designed for handling small bottling operations has increased the attractiveness of bottled water market among small bottlers like us.

Source: Beverage Digest

A Product That Helps Solve a Need

Water Matters to All of Us


WATER

Anheuser-Busch has halted beer production at a giant brewery to can drinking water for victims of Hurricane Harvey. The company has already delivered over 155,000 cans to communities whose water supply have been severely impacted.

Source: 1010 WINS

Hurricanes in the News

As Hurricane Harvey has recently unleashed his fury on Texas and Hurricane Irma made her way to Florida, hats off to those brands who always step up to offer bottled water in time of need. The Teton Group is sensitive the emotions of the victims. We will create a humanity category to help the distribution channels focus on help in the community.

Source: BottledWaterMatters.com



We read in the news, daily, how water mains are shut down, boil advisories are in effect, lead is flowing through our pipes, and toxins and chemicals are tainting our water supplies. Take two minutes to watch this video.

Source: BottledWaterMatters.com

How The Tetons Group Makes Money

Resort TV Station and H2O Products

Sell Advertising & Sponsorship



Sell advertising packages on Jackson Hole Television TV channels, our mobile app, discount certificate program, future events, social media, and websites.

Teton H2O Local Retail Sales


TETON H2O
TETON H2O

Wholesale Teton H2O products at local retail locations and driving sales with Jackson Hole Television promotions. Adding regional and national retail outlets as we build at scale.

Teton H2O Online


TETON H2O
TETON H2O

Online sales of subscription-based delivery program shipping Teton H2O limited edition cans, standard cans and bottled water both weekly and monthly.

The Tetons Group Plans

with Your Investment



1. Hire show host and sales staff that understand our passion and see our vision for growth.


ADS

2. Start selling Jackson Hole Television pre-launch advertising packages.



3. Build Jackson Hole Television studio and broadcasting facility to begin broadcasting.



4. Promote Teton H2O photo contest via social media for the limited edition cans.

We Appreciate Your Investment Consideration

Investment | Shares | Perks

Investment | Offering: Up to $107,000 - 53,500 Shares.



Share Price: $2.00 per share | When you invest you are betting the company's future value will exceed $1.1M.

Minimum Investment: $200 per investor (100 Shares).

If you invest you shall receive:

- **$200+ Investment -** The Shareholder Perks Package*.
- **$3,000+ Investment -** The Tetons Shareholder Perks Package**.

All perks occur after the offering is completed.

Details about investment Perks

*** The Shareholder Perks Package. Invest $200+ and receive.**

- Company t-shirt to wear proudly as a shareholder.
- A video thanking you for the investment and listing you in the credits with all other investors at this level on our website and on Jackson Hole Television when the time is available.
- 35% off any advertising campaign both online and on the station, when available.
- 35% off on Teton H_2O product purchases.
- 35% off on Jackson Hole apparel purchases when available.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive discounts on dining and lodging.

**** The Tetons Shareholder Perks Package. Invest $3,000+ and receive:**

- Same as The Shareholder Perks Package but 50% off all the items listed.
  Teton Valley, Idaho has a regional relationship with Jackson Hole, WY. We call it the Teton Region as the umbrella, with each side of the Tetons being part of that whole.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive priority discounts on dining and lodging.

Here are the Numbers

Jackson Hole Travel and Tourism Board Annual Report 2016 | Visitation by Month

Jackson Hole is the gateway to two of the most spectacular national parks in the country - Grand Teton and Yellowstone National Parks. While these destinations typically see the greatest visitation during the summer months, the numbers show that the most dramatic visitation growth in the last two years was in the months of October, February, and May for Grand Teton and October, April, and May for Yellowstone.

In 2016, visitation to Grand Teton National Park was 4,818,187 and Yellowstone National Park had 5,383,443 visitors.

Grand Teton National Park Visitation

Month	FY '14	FY '15	FY '16	% Growth FY '14-15	% Growth FY '15-16	% Growth FY '14-16
July	837,466	862,473	917,868	2.99%	6.42%	9.60%
August	773,578	780,373	829,698	0.88%	6.32%	7.25%
September	545,803	538,810	625,719	-1.28%	16.13%	14.64%
October	191,775	270,330	303,422	40.96%	12.24%	58.22%
November	121,800	123,699	126,759	1.56%	2.47%	4.07%
December	145,041	150,887	153,978	4.03%	2.05%	6.16%
January	155,038	158,132	166,449	2.00%	5.26%	7.36%
February	141,885	167,382	175,465	17.97%	4.83%	23.67%
March	170307	184,257	183,115	8.19%	-0.62%	7.52%
April	137,942	146,542	155,278	6.23%	5.96%	12.57%
May	317,500	345,671	414,334	8.87%	19.86%	30.50%
June	655,208	688,457	766,102	5.07%	11.28%	16.93%
Annual Total	4,193,343	4,417,013	4,818,187	5.33%	9.08%	14.90%

Source: NPS Web Data

Yellowstone National Park Visitation

Month	FY '14	FY '15	FY '16	% Growth FY '14-15	% Growth FY '15-16	% Growth FY '14-16
July	986,591	1,032,595	1,171,071	4.66%	13.41%	18.70%
August	885,259	932,828	1,022,819	5.37%	9.65%	15.54%
September	675,773	691,393	811,651	2.31%	17.39%	20.11%
October	118,634	275,132	336,585	131.92%	22.34%	183.72%
November	60,247	59,081	60,465	-1.94%	2.34%	0.36%
December	64,465	67,717	68,651	5.04%	1.38%	6.49%
January	77,342	81,569	81,720	5.47%	0.19%	5.66%
February	76,499	90,036	91,507	17.70%	1.63%	19.62%
March	75,576	88,075	85,062	16.54%	-3.42%	12.55%
April	85,890	109,072	121,757	26.99%	11.63%	41.76%
May	396,343	484,202	543,661	22.17%	12.28%	37.17%
June	800,646	929,633	988,494	16.11%	6.33%	23.46%
Annual Total	4,303,265	4,841,333	5,383,443	12.50%%	11.20%%	25.10%

Source: NPS Web Data

Going to Need Some Swag!

Wear with Pride


THE
TETONS
GROUP
Jackson Hole, WY


MEDIA TO PROMOTE
WATER TO GROW
THE TETONS GROUP
JACKSON HOLE, WY.


THE TETONS GROUP
Jackson Hole, WY
MEDIA TO PROMOTE
WATER TO GROW
THE TETONS GROUP
JACKSON HOLE, WY.


TETON H2O
TETON H2O
MOUNTAIN FRESH HYDRATION
JACKSON HOLE, WY.


JACKSON HOLE
TELEVISION
JACKSON HOLE
TELEVISION


JACKSON HOLE
TELEVISION

We Have Great Neighbors Like Jackson Hole Mountain Resort

I'm Alive: Jackson Hole Mountain Resort | Summer in Jackson Hole


NORTH AMERICA'S
NEW
#1 RESORT
SKI
#1
2014



We Appreciate Your Investment Consideration

Thank You from The Tetons Group

May 2017

Created Teton H2O

Started working on the water product that has come to be known as Teton H2O. www.TetonH2O.com

June 2017

Incorporated in Wyoming

Filed incorporation papers with the state of Wyoming. This will be the corporation for Jackson Hole Television, License K38LY-D and Teton H2O.

August 2017

Equipment and Staffing

Finalized items for the can production line for Jackson Hole. The equipment is compact and mobile. Talked with interested parties for staffing.

September 2017

Launch on Start Engine

We anticipate launch on Start Engine to raise the first $107,000.00.

October 2017

Television Office and Studio

We anticipate complete construction of office and studio in Jackson Hole, WY and preparing to commence broadcasting on K38LY-D in Jackson, WY.

October 2017



Photo Contest

We anticipate the start of the photo contest for the Teton H2O Limited Edition can. Social media contest with the website open for advanced orders.

November 2017

Expand the Raise on Start Engine

We anticipate updating information to raise the remaining $1M in crowdfunding on Start Engine.

November 2017

Begin Broadcasting

We anticipate construction complete at the broadcasting facility and ready to begin broadcasting on K38LY-D and online.

December 2017



Production Begins.

We anticipate contest winner on the Teton H2O limited edition can. We anticipate products are shipped to customers and vendors for the Christmas season.

January 2018



Teton H2O Bulk Production

We anticipate ordering equipment and start construction on the bulk production line and facility in Teton Valley, Idaho. The sales team can start volume sales campaign.

Febuary 2018


MEDIA TO PROMOTE
WATER TO GROW
THE TETONS GROUP
JACKSON HOLE, WY.

Teton H2O in Idaho

We anticipate completing the construction of the bulk production line and facility in Teton Valley, Idaho.

March 2018



Full Mar[...] Push

We anticipate the production line will be complete for the bulk production facility and can start a full market push for all the Teton H2O products.

In the Press

SHOW MORE

Meet the Founder



Rubin Rodriguez Jr.

President, CEO, & Director

June 2017 to the present. Founder/ President/ CEO The Tetons Group, Inc. a Wyoming corporation for the two brands, Jackson Hole Television and Teton H2O products. | September 2015 - December 2016 Founder/ President and CEO of Smile for Survival, Inc. a Utah non-profit. The Smile for Survival, Life Beyond Cancer helps to raise public awareness and much-needed funds for cancer survivors and their families as they go through the journey of cancer recovery. | In 2012, I took three years off to fight stage four cancer. Never stopped thinking about Jackson Hole | January 2011 - June 2017 Independent marketing consultant. Created multiple marketing concepts for business. Created Teton H2O water products, Jackson Hole Television, Smile for Survival, Life Beyond Cancer. award-winning Gravity Sports Network, Mogoroo children's character show, and storybook, ShoutRout Influence Marketing app, Utah Shout Out, a local influence marketing program. Created and designed all the logos, marketing material, and websites used in all the business concepts. Consulted on several FCC license transactions and construction recommendations for new broadcasting facilities. | Nearly 30 years of radio and television broadcasting experience leading corporate acquisitions, marketing, planning and development of broadcast properties. Conceptualize and orchestrate marketing campaigns that effectively reinforce revenue, build TV brands and content development of sales-driving collateral. Proven ability to develop sales potential in new market areas. | I'm proud to say that I have designed three television networks and won national awards within the industry for my work. | In simple words, I have done it all. I started as an intern, then an executive producer, a Talk Show host, video production, station

manager, and then a station owner. I have built stations from scratch and have consulted other first time broadcasters to become TV Station Licensees approved by the Federal Communication Commission (FCC). | Thank you for your consideration.

And the Rest of the Team



Rubin Rodriguez III

Operations

We call him "Little Rubin" , but don't let that fool you, he has a big heart. He succeeds at everything he does. At 6'3" and 14, he was asked to join the wrestling and football teams in high school, but after one year he wanted more. He started working in fast food at 16 and worked through his years in high school. When he graduated from high school this year he was promoted to night manager at the local McDonalds. Little Rubin is a stickler for the rules of good food prep, delivery and goes above and beyond at work, including working long hours and late nights. These are the traits that are needed at Teton H2O and he will grow within the company.



Tristan Quinn Rodriguez

Media Intern

3 years on the stage crew in junior high school and high school. A piano player and singer in his own right, he has a grasp of the younger demographics likes and interests. Tristan will be part of the growth of Jackson Hole Television.

Offering Summary

Maximum 53,500 shares of common stock ($107,000)

Minimum 5,000 shares of common stock ($10,000)

Company	The Tetons Group, Inc.
Corporate Address	1491 Walker Lane, Farmington Utah, 84025
Description of Business	The Tetons Group, Inc., a Wyoming corporation for the two brands, Jackson Hole Television (K38LY-D) and Teton H2O.
Type of Security Offered	Shares
Purchase Price of Security Offered	$ 2.00
Minimum Investment Amount (per investor)	$200.00

Unit Price: $2.00 per Share When you invest you are betting the company's future value will exceed $1.1M.

Minimum Investment: $200 per investor(100 Shares).

If you invest, there are perks:

- **$200+ -** The Shareholder Perks Package***.**
- **$3,000+ -** The Tetons Shareholder Perks Package******.

All perks occur after the offering is completed.

*** The Shareholder Perks Package. Invest $200+ and receive.**

- Company t-shirt to wear proudly as a shareholder.
- A video thanking you for the investment and listing you in the credits with all other investors at this level on our website and on Jackson Hole Television when the time is available.
- 35% off any advertising campaign both online and on the station, when available.
- 35% off on Teton H2O product purchases.
- 35% off on Jackson Hole apparel purchases when available.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive discounts on dining and lodging.

**** The Tetons Shareholder Perks Package. Invest $3,000+ and receive:**

- Same as The Shareholder Perks Package, but 50% of all the items listed.
- Invitation to the annual shareholders meeting in Jackson Hole, WY and an opportunity to receive priority discounts on dining and lodging.

All perks occur after the offering is completed.

THE COMPANY WANTS TO REWARD THE SHAREHOLDERS THAT BELIEVES IN OUR GOALS AND MISSION.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that would include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; or any use of cash that is for the purposes of repaying inter-company or related party debt except as set forth in the following sentence. The Company may incur Irregular Use of Proceeds over $10,000 for travel & entertainment costs associated with business development, content acquisition efforts, and promotions, and for the repayment of debt to related parties to the extent, such debt was incurred for marketing costs associated with this capital raise.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

No main video right now.

"Tour of Jackson" Video Transcript in story segments.

Downtown Jackson is the epicenter to all of the activity year round in Jackson Hole it's a great place to own a home and own a business loaded with historic and old west charm downtown Jackson provides boardwalks connectivity to shopping art galleries some of the best restaurants in the West the town of Jackson is bordered by the historic Elk Refuge to the north Grand Teton park just north of that located just to the east of the town square is cash Creek which provides an amazing opportunity for wildlife viewing mountain biking hiking cross-country skiing downtown Jackson provides a mix of homeownership opportunities including small condominiums larger townhouses New York City style apartments right on the square all the way to single-family homes and larger homes bordering national forests if you're interested in designing your own house there's still plenty of vacant lots available for you to do that if relocating your business or starting a business in Jackson is one of your dreams there are plenty of opportunities from a commercial real estate standpoint the Center for the Arts is a thirty-five million dollar Art Center that attracts international star performers and also cultivates our local art culture St. John's Hospital offers every medical resource and attracts top doctors from around the world if you enjoy food like I do cooking at home or dining out Jackson Hole has everything to offer you we have very inspired chefs that produce food from all over the world Jackson has to mainstream grocery stores as well as a Whole Foods like store and then plenty of mom-and-pop specialty stores Jackson and his residents are committed to an outdoor lifestyle that is unmatched currently we have 56 miles of paved pathways from the town of Jackson all the way up into Grand Teton National Park summers in Jackson Hole are so much fun whether you want to enjoy time at the rodeo the Teton County Fair heading down to the farmers market the outdoor free concerts in the park it's smoking you're looking for nightlife in Jackson Hole there's something for you from world-class bars excellent restaurants live music of all genres it's just a great place to hang out in the evening what I really like about the town of Jackson that it still has that Old West charm but it's also really really sophisticated wonderful restaurants we have world-class art galleries but I still feel like you're at home even though you combine with some of the tourism it's just a it's a really great place to call home you.

"Tour of Jackson" Video Transcript in story segments.

There are three quick intro videos on the story page. These are intro with music beds. No words were spoken.

Anheuser-Busch Halts Beer Production To Create Canned Water for Flood Victims

with over 30,000 people in Texas displaced after the devastating flooding from Hurricane Harvey,

one of the world's largest brewing companies has halted production to help in Weiser Bush's brewery in Georgia stop producing beer to manufacture cans of clean water to send to areas affected by the storm.

Company has already delivered over a hundred and fifty-five thousand cans to communities whose water supply has been severely impacted the cans have been sent from Georgia to the American Red Cross in Baton Rouge and Arlington Texas where they will be distributed in 2016 and Weiser Bush shipped emergency drinking water to communities affected by natural disasters and has provided over 76 million cans of drinking water since 1988.

Bottled Water - Always There When You Need It

As you prepare for or recover from a natural disaster or other emergency situation, you can be confident that the bottled water industry is working hard to make sure that seat convenient bottled water is always there when you need it.

For the expected and the unexpected, tornadoes, floods, wild fires, snowstorms, contamination of public water supply, tsunami's, earthquakes and hurricanes, in fact, in the days before hurricane strikes, bottled water companies are working overtime to make sure that safe convenient bottled water is there when you need it most.

The federal emergency management agency recommends that in order to be prepared for an emergency people should have on hand at least 1 gallon of drinking water per

person per day for at least three days for instance when Hurricane Sandy was heading toward New Jersey the state 8.8 million residents would've made it 26.6 million gallons of bottled water to be prepared enough water to fill 40 Olympic size swimming pool and FEMA says the safest most reliable emergency drinking water is commercially purchased bottled water which is comprehensive the regulated by the U. S. Food and Drug Administration.

Bottled water is available in times of emergency because the industry is strong and viable throughout the year for the expected and the unexpected, bottled water is always there when you need it. To learn more about bottle go to bottledwatermatters.com

"I'm Alive: Jackson Hole Mountain Resort" "Life sounds like this".

1 2, 1 2

Here we go

Everybody wants me to be who they want me to be except you

All I wanna do is be with you

Life sounds like

I'm alive (x6)

(This is what it sounds like)

Whoa-oh-oh, I'm alive

How come every day something jumps in the way

Gets complicated, I feel devastated

But when I'm feeling down, all I wanna do is be with you

Life sounds like

Whoa-oh-oh

(This is what it sounds like)

Whoa-oh-oh

Life sounds like, like, like…

Whoa-oh-oh

I'm alive (x6)

Life sounds like

Whoa-oh-oh

Life sounds like

I'm alive (x6)

(This is what it sounds like)

Whoa-oh-oh

I'm alive

Ha Ha

"Summer in Jackson Hole"

The prettiest place on Jackson Hole might be when it's covered with wildflowers and it's green and you know the rocks are there and there's no snow.

Anywhere it gives you like another personality of the mountains and you get to experience a totally different feeling of being in that exact same place and I don't know it's absolutely gorgeous.

It's incredibly green the wild flowers are as tall as I am.

It's a pretty cool Mountain summer time.

You can just sit out on the deck and watch the sunset and yeah I love that this is the hotel.

I love it here I like never want to leave you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Wyoming Secretary of State

2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
Ed Murray, WY Secretary of State
FILED: Jun 25 2017 9:46PM
Original ID: 2017-000759237

Profit Corporation
Articles of Incorporation

I. The name of the corporation is:
The Tetons Group, Inc.

II. The name and physical address of the registered agent of the corporation is:
Rita Osborne
71 C Avenue
Evanston, WY 82930

III. The mailing address of the corporation is:
1491 Walker LN
Farmington, Utah 84025

IV. The principal office address of the corporation is:
1491 Walker Lane
Farmington, Utah 84025

V. The number, par value, and class of shares the corporation will have the authority to issue are:

Number of Common Shares:	1,000,000	Common Par Value:	$0.0100
Number of Preferred Shares:	0	Preferred Par Value:	$0.0000

VI. The name and address of each incorporator is as follows:
Rubin Rodriguez Jr.
1491 Walker Lane, Farmington,Utah 84025

Signature: *Rubin Rodriguez Jr.* Date: **06/25/2017**

Print Name: **Rubin Rodriguez Jr.**

Title: **Officer**

Email: **tvinmotion@msn.com**

Daytime Phone #: **(801) 557-1322**

Wyoming Secretary of State
2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Rubin Rodriguez Jr.

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature:	*Rubin Rodriguez Jr.*	Date:	**06/25/2017**
Print Name:	**Rubin Rodriguez Jr.**		
Title:	**Officer**		
Email:	**tvinmotion@msn.com**		
Daytime Phone #:	**(801) 557-1322**		

Wyoming Secretary of State

Wyoming Secretary of State
2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Rita Osborne, whose registered office is located at **71 C Avenue, Evanston, WY 82930**, voluntarily consented to serve as the registered agent for **The Tetons Group, Inc.** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Rubin Rodriguez Jr.* Date: **06/25/2017**

Print Name: **Rubin Rodriguez Jr.**

Title: **Officer**

Email: **tvinmotion@msn.com**

Daytime Phone #: **(801) 557-1322**

STATE OF WYOMING
Office of the Secretary of State

I, ED MURRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

The Tetons Group, Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **25th** day of **June**, **2017** at **9:46 PM.**

Remainder intentionally left blank.

Filed Date: 06/25/2017

Secretary of State

Filed Online By:

Rubin Rodriguez Jr.

on 06/25/2017